UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 17, 2014

HALLIBURTON COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-03492	No. 75-2677995
(Commission File Number)	(IRS Employer Identification No.)

3000 North Sam Houston Parkway East Houston, Texas	77032
(Address of Principal Executive Offices)	(Zip Code)

(281) 871-2699

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On November 17, 2014, Halliburton Company, a Delaware corporation (the “Company”), and Baker Hughes Incorporated, a Delaware corporation (“Baker Hughes”), issued a joint press release. A copy of the press release is filed as Exhibit 99.1 hereto.

On November 17, 2014, the Company issued the following materials: a letter to its employees, a copy of which is filed as Exhibit 99.2 hereto; a letter to its customers, a copy of which is filed as Exhibit 99.3 hereto; talking points for use with customers, a copy of which is filed as Exhibit 99.4 hereto; FAQ for its sales force, a copy of which is filed as Exhibit 99.5 hereto; a letter to its suppliers, a copy of which is filed as Exhibit 99.6 hereto; talking points for use with suppliers, a copy of which is filed as Exhibit 99.7 hereto; and talking points for use with its joint venture partners, a copy of which is filed as Exhibit 99.8 hereto. A copy of the Company’s and Baker Hughes’ joint investor presentation is also filed as Exhibit 99.9 hereto, and a copy of the transcript of the joint conference call held at 7:00 a.m. Central Time on November 17, 2014 is filed as Exhibit 99.10 hereto.

* * *

Forward-Looking Statements

The statements in this Current Report on Form 8-K that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding the Company’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of the Company’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; satisfaction of the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of the Company and Baker Hughes and the ultimate outcome of the Company’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of the Company and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of the Company to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; final court approval of, and the satisfaction of the conditions in, the Company’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court’s September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court’s rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP’s April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Company Common Stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Company Common Stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. The Company’s and Baker Hughes’ respective reports on Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent Current Reports on Form 8-K, and other U.S. Securities and Exchange Commission (the “SEC”) filings discuss some of the important risk factors identified that may affect these factors and the Company’s and Baker Hughes’ respective business, results of operations and financial condition. The Company and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between the Company and Baker Hughes. In connection with this proposed business combination, the Company and/or Baker Hughes may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document the Company and/or Baker Hughes may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND BAKER HUGHES ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of the Company and/or Baker Hughes, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at http://www.halliburton.com or by contacting the Company’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

The Company, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 24, 2014 and its Current Report on Form 8-K, which was filed with the SEC on July 21, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014 and September 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Joint Press Release issued by the Company and Baker Hughes, dated November 17, 2014

99.2	Letter to Employees, dated November 17, 2014

99.3	Letter to Customers, dated November 17, 2014

99.4	Talking Points to Customers, dated November 17, 2014

99.5	FAQ to Sales Force, dated November 17, 2014

99.6	Letter to Suppliers issued on November 17, 2014

99.7	Talking Points to Suppliers, dated November 17, 2014

99.8	Talking Points to Joint Venture Partners, dated November 17, 2014

99.9	Joint Investor Presentation, dated November 17, 2014

99.10	Transcript of Joint Conference Call held November 17, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HALLIBURTON COMPANY

Date: November 17, 2014	By:	/s/ Bruce A. Metzinger
Bruce A. Metzinger
Assistant Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

99.1	Joint Press Release issued by the Company and Baker Hughes, dated November 17, 2014

99.2	Letter to Employees, dated November 17, 2014

99.3	Letter to Customers, dated November 17, 2014

99.4	Talking Points to Customers, dated November 17, 2014

99.5	FAQ to Sales Force, dated November 17, 2014

99.6	Letter to Suppliers issued on November 17, 2014

99.7	Talking Points to Suppliers, dated November 17, 2014

99.8	Talking Points to Joint Venture Partners, dated November 17, 2014

99.9	Joint Investor Presentation, dated November 17, 2014

99.10	Transcript of Joint Conference Call held November 17, 2014